02047063

PE
7-1-02

RECD S.E.C.
JUL 29 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

DE RIGO S.P.A.
(Translation of registrant's name in English)

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's businesses include its automotive, automotive-related and other sectors, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting these businesses. Forward-looking statements with regard to the Group's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect consumers' confidence, including worldwide demand for automotive and automotive-related products, factors affecting the agricultural business including commodities prices, weather, and governmental farm programs; general economic conditions in each of the Group's markets; legislation, particularly that relating to automotive-related issues, agriculture, the environment, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

For further information, please contact:
Maurizio Dessolis
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

29 July 2002
FOR IMMEDIATE RELEASE

DE RIGO

announces sales results for the first six months of 2002

De Rigo S.p.A. (NYSE: DER) posted a 1.7% increase in net sales for the first six months of 2002 as compared with the same period last year. Highlights of the Group's unaudited sales results for the six months ended June 30, 2002 include:

- Consolidated net sales increased to EUR 274.1 m[1] from EUR 269.5 m in the first six months of 2001. Excluding from the first half 2001 results net sales made through Ranieri Argentina S.A. ("Ranieri"), the former distribution subsidiary in which the Group sold its interest in June 2002 and as a consequence is not included in the results for the first half of 2002, consolidated net sales would have increased by 2.5%.
- Wholesale & Manufacturing net sales increased by 9.1% to EUR 83.7 m from EUR 76.7 m in the first six months of 2001. Excluding Ranieri, wholesale & manufacturing net sales would have increased by 12.2.%.
- Net sales through retail companies increased by 1.8% to EUR 185.3 m from EUR 182.1 m in the first six months of 2001, mainly as a result of strong growth in sales through General Optica ("GO"), the Group's Spanish optical chain.
- Net sales through Eyewear International Distribution ("EID"), the joint venture with the Prada Group for the marketing and distribution of Prada-branded eyewear, decreased by 25.9%, as double digit growth in unit sales was more than offset by lower average prices that reflected an increase in the percentage of sales made through independent distributors.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis as well as for each of its three principal lines of business: wholesale & manufacturing, retail and EID. In calculating its consolidated net sales and revenues, De Rigo has eliminated intercompany sales among the Group's lines of business, as detailed in the following table:

NET SALES BY PRINCIPAL LINES OF BUSINESS ***(Euro in millions)***

	1H-2001	% of total	1H-2002	% of total	% change
Wholesale & Manufacturing	**76.7**	28.4%	**83.7**	30.6%	+9.1%
Retail	**182.1**	67.6%	**185.3**	67.6%	+1.8%
E.I.D.	**20.1**	7.5%	**14.9**	5.4%	-25.9%
Elimination of Intercompany Sales	**-9.4**	-3.5%	**-9.8**	-3.6%	+4.3%
CONSOLIDATED NET SALES	**269.5**	100%	**274.1**	100%	+1.7%

[1] *The Group reports its results in Euro. On July 26th, 2002, the official Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 =USD 1.0008. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy.*

Consolidated net sales

The Group's consolidated net sales of EUR 274.1 m for the first six months of 2002 were broken down as follows: eyewear sales of EUR 137.2 m, lens sales of EUR 72.8 m, contact lens sales of EUR 37.4 m, and other sales and revenues of EUR 26.7 m, as compared with sales of EUR 132.1 m, EUR 79.0 m, EUR 32.5 m and EUR 25.9 m, respectively, for the first six months of 2001.

Foreign currency translation differences had no material effect on the Group's consolidated net sales in the first half of 2002.

Analysing consolidated net sales by geographic area, net sales in Europe increased by 4.5% to EUR 248.0 m, primarily reflecting increased wholesale sales in a number of European markets, including France, Italy and Greece, as well as strong sales growth at General Optica, the Group's Spanish retail chain. Net sales in the Americas decreased by 33.0% to EUR 6.9 m primarily due to the sale of the stake in Ranieri and lower sales by EID. Net sales in the Rest of the World decreased by 11.9% to EUR 19.2 m, primarily reflecting a decrease in EID's net sales, notwithstanding an increase in unit sales.

The increase in consolidated net sales reflected the contribution of the Group's three principal lines of business:

Wholesale & manufacturing

Wholesale & manufacturing sales increased by 9.1% to EUR 83.7 m from EUR 76.7 m in the first six months of 2001.

The sales results of the Wholesale & manufacturing business unit for the first half of 2002 were influenced by several factors, including:

- the above-mentioned sale of the Group's interest in Ranieri, which had accounted for 2.7% of the business unit's net sales in the first half of 2001.
- The intercompany sale by the wholesale & manufacturing business unit to the EID business unit of its Prada-dedicated business as a going concern. This transaction included the sale of approximately EUR 7 m in eyewear products. In connection with the transaction, the wholesale & manufacturing business unit has only recorded a capital gain on the value of the transferred assets and has not included the value of the eyewear in its sales results. Including the value of the transferred eyewear would have increased the growth in wholesale & manufacturing sales to approximately 18%.
- A difficult environment in certain markets such as Singapore, in which the Group decided to close its distribution subsidiary as a consequence of poor sales results, and Germany.

The negative impact of these factors was more than offset by very strong sales results in a number of markets, including Japan, Great Britain, France and Italy, and by De Rigo's continuing success in the premium-priced segment of the market, as net sales of the Group's luxury/designer brands increased by 48.3% as compared with the first six months of last year.

Retail

Net sales through retail companies amounted to EUR 185.3 m, an increase of 1.8%, as compared with sales of EUR 182.1 m in the first six months of 2001.

Net sales of Dollond & Aitchison ("D&A"), the Group's British retail chain, totalled EUR 122.1 m, a decrease of 3.9%, as compared with sales of EUR 127.0 m in the first six months of 2001. Same-store sales per working day decreased by 5.5%. The decrease also reflected the comparison with D&A's strong performance in the first six months of 2001, when it posted a 7.0% increase in same-store sales, and a difficult retail environment for sales of optical frames in the UK. D&A's first half sales were also negatively affected by certain disruptions and delays in service due to changes in the supply chain for lenses being implemented by Essilor's subsidiary BBGR. BBGR purchased D&A's assembly factories in 2001 and these changes in the supply chain, which will continue to be implemented through the second half of 2002, are designed to ensure that D&A receives the highest quality lenses.

Sales of franchised shops totalled EUR 32.7 m, a decrease of approximately 1.2%. At 30 June 2002, D&A operated a network of 232 owned shops and 149 franchised shops.

GO, the Group's Spanish retail company, reported net sales of EUR 63.2 m, an increase of 14.7% as compared to net sales of EUR 55.1 m in the first six months of 2001, continuing its very positive trend. Net sales growth was driven by the contribution of new stores opened within the last year, an increase in sales of sunglasses and an increase of 11.4% in same-store sales per working day. At 30 June 2002, GO operated a network of 140 owned shops.

EID

Sales volumes at EID, the joint venture with the Prada Group, continued to grow. Total unit sales increased by 11.0% as compared with the first half of 2001, reflecting the effect of EID's new distribution organization, which is primarily focused on sales agents in Europe and independent distributors outside of Europe. The implementation of this new structure resulted in a significant decline in the unit's average prices due to the increase in the percentage of sales made through independent distributors. As a result, EID's net sales decreased by 25.9%, to EUR 14.9 m from EUR 20.1 m in the first six months of 2001. Management believes that the negative effects of the new structure on EID's average prices are balanced to a certain extent by reduced operating costs and improved operating margins.

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, La Perla, Fila and Onyx and its own brands Police, Sting and Lozza.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2002

DE RIGO S.p.A.

By: ____________________

Ennio De Rigo
Chairman of the Board of Directors